Exhibit 99.1

Non-Deal Roadshow with Morgan Stanley Aug 2021

2 Disclaimer This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the implementation of operating and financing strategies and initiatives, including with respect to the integration of Fibria’s operations and expected potential synergies, plans with respect to capital expenditures, and factors or trends affecting financial condition, liquidity or results of operations. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including changes in prices and customer demand for our products, changes in raw material costs, pricing actions by competitors, changes in the rates of exchange of the Brazilian real against the US dollar, and general changes in the economic environment in Brazil, emerging markets or internationally. Such forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to such risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements information, opinions and forward-looking statements contained in this presentation speak only as at the date of this presentation and should thus be considered in the context of the circumstances prevailing at the time. They are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, and are subject to change without notice. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any information, opinion or forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All information, opinions and forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Agenda 3 Company Overview 1 Business Strategy Addressable Market Operational & Financial Highlights 2Q21 2 3 4

Agenda 4 Business Strategy Addressable Market Operational & Financial Highlights 2Q21 2 3 4 Company Overview 1

Robust governance in place Up to 10 members Assessment by Eligibility Committee 7 independent members (above min. req. of 20%), including 2 women Board of Directors Supported by Statutory Audit Committee People Committee Compensation Commission Sustainability Committee Strategy and Innovation Committee Management and Finance Committee 5 Governance Policy Improvement in BoD Practices: o Formal responsibility in ESG and Risk Management o Regular assessment of performance o Minimum attendance for all members required ESG: 10% of short-term variable compensation in 2021

An irreplicable 1st class asset base

Our Plantations

- 1.3 million hectares of planted and certified areas (equivalent to 200x Manhattan)
- Geographically Diversified areas
- 40 m³/ha/year average productivity
- 156 km structural average radius
- Unmatched eucalyptus genetic base
- Unique harvesting and inbound logistics

Our Logistics

- All mills either close to shore or railway connected
- 3 export pulp ports
- 12 fully Dedicated Vessels
- 86 countries served

Pulp Business

- 10.9 million tons of market pulp
- Integrated supply chain
- 90 MWm average Surplus (equivalent to 1.4mm people town)
- 7 pulp Mills strategically located

Paper Business

- 100% pulp integrated
- Unique go-to-market model
- Leading Brazilian brands
- 1.4 million tons of paper
- 35 thousand clients
- ~40% Brazilian market share[1]

1 – Addressable market

6

Undisputable competitiveness 7 in the pulp industry 1 Market pulp capacity production including hardwood and softwood volumes. Source: Hawkins Wright, December 2020. | 2 Source: Hawkins Wright, July 2021. 2.2 2.3 2.7 2.8 2.8 3.1 3.8 3.9 4.4 10.9 Mercer Ilim Stora Enso UPM Metsa April Arauco CMPC APP + PE Suzano Top 101 0 200 400 600 0 5000 10000 15000 20000 25000 30000 35000 40000 .. Brazil 17.6 (47%) Chile/Uruguay 5.3 (14%) Indonesia 4.1 (11%) Iberia - 2.5 (7%) Canada - 1.1 (3%) West. Europe - 1.8 (5%) East Europe - 1.2 (3%) China - 1.7 (4%) US - 1.1 (3%) Other Asia 0.7 (2%) Japan 0.6 (2%) Hardwood | CIF China | USD / ton and Production Capacity (M Tons) 0 200 400 600 0 5000 10000 15000 20000 25000 30000 .. Softwood | CIF China | USD / ton and Production Capacity (M Tons) Western Europe 9.5 (33%) USA 7.7 (27%) Canada 6.4 (22%) East Europe – 2.0 (7%) Chile – 1.8 (6%) Other World – 1.1 (4%) Japan 0.2 (1%) Brazil 17.9 (47%) Brazil 18.1 (47%) Chile/ Uruguay 5.1 (13%) Other Asia 0.5 (1%) Indonesia 4.6 (12%) Canada 1.1 (3%) East Europe 1.2 (3%) Iberia 2.6 (7%) China 1.9 (5%) West Europe 2.0 (5%) US 1.0 (2%) Japan 0.6 (2%) Chile 1.7 (6%) East Europe 2.2 (7%) Other World 1.1 (4%) US 7.9 (27%) West Europe 9.6 (33%) Japan 0.2 (1%) Canada 6.1 (21%) 2 2

Agenda 8 Company Overview 1 Addressable Market Operational & Financial Highlights 2Q21 3 4 Business Strategy 2

Megatrends Opportunities for Suzano Reduce usage of plastics Renewable materials and inputs Carbon capture Growing and aging population Climate change Urbanization Technology and Digitalization Emerging economies growth Trends and Opportunities 9

Strategic vision 10 1 2 3 Be a reference in sustainable and innovative solutions for the bioeconomy and environmental services, based on planted trees Continue being a benchmark in the sector in efficiency, profitability and sustainability, from the forest to the client Be a transformational agent in the expansion into new markets for our biomass

Avenues Play a leading role in sustainability Be “Best-in-Class” in the Total Pulp Cost vision Maintain relevance in Pulp, through good projects Expand boldly into New Markets Advance in the links of the chain, always with competitive advantage 11

Avenue Be “Best-in-Class” in the Total Pulp Cost vision 12

Forest planning 13 Be “Best-in-Class” in the Total Pulp Cost vision 219 156 2020 2024 36% 23% Third-party wood Average forest-mill distance (km)

Digital Forest 14 Be “Best-in-Class” in the Total Pulp Cost vision and Biotechnology From clone... .... to harvest and transportation MAICel Clonal allocation Wood quality Pests and diseases resistance Stresses tolerance Produce more with less More resilient forests

Be "Best-in-Class" in the Total Pulp Cost vision

Modernization Projects

suzano

Increase structural cost competitiveness and reduce Total Operational Disbursement (TOD)

Overview (2021-2024)

Portfolio:
32 industrial projects[1]

Estimated Capex:
~R$2 billion

Total Cost Reduction:
~R$46/t

Example of project[1]:

Energy Efficiency Master Plan (Jacareí Mill)

Benefits	Modernization of Fiberline C	Boiler ash treatment	Power Generator Park Retrofit
Cash Cost	Reduction of Bleaching Chemicals and Natural Gas	Reduction of Natural Gas	Reduction of Natural Gas and imported electricity
Environmental	Lower CO2 emission and increase in renewable energy export		

Long-term targets related

CO2 emissions reduction
Increase renewable energy export

[1] Portfolio of projects subject to approval.

15

Total Operational Disbursement (TOD) - R$/ton 706 640 460 142 (244) 524 418 319 1,482 1,584 R$3.95/US$ R$5.16/US$ 2019 TOD Performance¹ 2020 FX SG&A + Freight Cash cost (incl. downtimes) Sustaining Capex 11% 69% 15% USD Exposure ¹ Includes improvement of capex indicator in the amount of R$36/t. TOD | 2019 – 2020 Evolution 16 Be “Best-in-Class” in the Total Pulp Cost vision

Total Operational Disbursement¹ (TOD) - R$/ton R$5.16/US$ ~560 ~560 ~400 120 40 (60) ~500 ~340 ~340 Inflation² FX Previous 2024 Management Initiatives ~1,300 R$3.95/US$ 11% 69% 15% USD Exposure Exogenous Factors ~1,400 Current 2024 ~272 US$/ton ~329 US$/ton ¹ Total Operational Disbursement at full capacity. ² 2020 IPCA – 4.52%. Real Figures. TOD | 2024 Update 17 Be “Best-in-Class” in the Total Pulp Cost vision SG&A + Freight Sustaining Capex Cash Cost (incl. downtimes)

Avenue Maintain relevance in Pulp, through good projects 18

Maintain relevance in Pulp, through good projects Moving ahead with our long-term strategy ⚫ Improve competitiveness with the lowest cash production cost ⚫ Attractive returns even in more adverse scenarios ⚫ Economies of scale ⚫ Increase leadership position in the pulp market ⚫ Long-term demand for market pulp outpaces new supply ⚫ Contributing to company’s sustainability goals 19 CERRADO PROJECT Strategic Reasoning Strategic Avenue

Board of Directors approval subject to certain requirements ⚫ Greenlight for significant capex disbursement in 2021: net debt/EBITDA at ~3.0x ⚫ Any time during investment cycle: net debt/EBITDA up to 3.5x CERRADO PROJECT Capex execution to meet Financial Policy 1st Achieve expected results with suppliers 2nd 20

CERRADO PROJECT

Highlights



Mato Grosso do Sul state
Sao Paulo state
Ribas do Rio Pardo
municipality
Santos Port

Structural average radius: 60 km

Around 85% of wood requirement already under contract

2.3
M tons/year

The lowest cash production cost of our asset base

Efficient logistics

High Eco-efficiency

~180 MW surplus

Inside the fence Capex[1]

R$ 14.7 billion

(~US$ 2.8 billion @ FX 5.25)

1Q24
Start-up

[1] Includes industrial capex, infrastructure and indirect costs.

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Attractive returns, even in challenging commodity price and exchange rate scenarios 22 CERRADO PROJECT Sensitivity Analysis - Net Pulp Price (US$/ton) FX (US$/R$) IRR in real terms in BRL (% p.a.) 450 500 550 600 650 700 750 4.00 4.50 5.00 5.50 6.00 IRR > WACC

In brief 23 CERRADO PROJECT Suzano will become even more competitive and relevant on the pulp market to serve robust demand growth Significant contribution to sustainability long-term goals achievement on: Dedicated team with proven experience in successful pulp projects management Financial discipline throughout the investment cycle is key to Board of Directors approval Funding for the project mostly based on cash generation Renewable Energy Export Climate Change Mitigate income inequality

Avenue Advance in the links of the chain, always with competitive advantage 24

Competitive environment % Market Share by Type, in terms of Value (Revenue R$ Million and share %) Brazilian Market Share, in terms of Value 2020 vs. 2019 (p.p.) -2.3 -0.1 +2.5 Market Premiumization Changes from Lower tier (1 ply) to Upper Tier (+2 ply) 2018 2019 2020 30.9% 28.2% 25.2% 66.5% 68.3% 70.5% 2.6% 3.5% 4.3% 3 ply 2 ply 1 ply 2018 2019 2020 39.8% 38.7% 38.6% 4.4% 5.8% 8.3% 55.8% 55.4% 53.1% 1 to 4 players SUZANO Others + 50 players Premiumisation and consolidation of the Toilet Paper market Source: Nielsen Retail % 25 Advance in the links of the chain, always with competitive advantage

We continue to advance in the market, always preserving our competitive edge Suzano 2nd Player 61% 10% Suzano 2nd Player 28% 10% NORTH | 1% Market¹ NORTHEAST | 15% Market 1st Player Suzano 17% 8% 1st Player Suzano 20% 5% MIDWEST | 8% Market SOUTHEAST | 56% Market Market Share Value Source: Nielsen Retail in Value terms| ¹ North represents 1% due to low Nielsen coverage, with only Retail literature. Estimated share of the North is 3.6% of Brazil-at-home volume, estimated by Suzano/Risi 26 Advance in the links of the chain, always with competitive advantage

Avenue Expand boldly into New Markets 27

Expand **boldly into** New Markets

Suzano Future

suzano



State-of-the-art forests
Highly productive mills
Market pulp
Energy
Lignin
Bio-chemicals
Resins FF, dispersants, plastics, elastomers, etc.
Dissolving Pulp
Textiles, resins, etc.
Sugars
Sweeteners, furfural, etc.
MFC
Paper, textiles, paints, wood panels, etc.
Biocomposites
Fiber/ PE/ PP/ PLA
Pirolysis
Bio-oils, Bio-fules, Bio-chemicals
Paper
P&W, paperboard, Tissue, cups, packaging
Fluff
Diapers, absorbents, etc.
Nonwovens
Filters, hospital material, etc.

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Seguimos juntos

Expand **boldly into New Markets**

Paper and Packaging Business Unit growth avenue

suzano


124
Flexible packaging and Cupstock
7
Boxboard
53
Woodfree P&W
63
CAGR Trend
2020 World consumption
(Million Tonnes/year)
2040 World estimated consumption
(Million Tonnes/year)

32 Million Tonnes
Additional plastic substitution by paper grades

Positive Trend
New laws and consumer demand for more sustainable packaging

Positive Trend
Law restricting plastic already in place

Positive Trend
E-commerce boom
To Go Lifestyle
Urbanization

Negative Trend
Digitalization

Sources: Smithers, Suzano, plasticocean.org, Fastmarkets RISI, Fisher and pewtrusts.org

29

Paper and Packaging Textile Plastics Fuels Chemicals Furniture Automotive Construction Animal Nutrition Agriculture Technology Partners 3.3 9.0 16.0 17.0 10.0 1.8 1.0 1.0 1.3 3.0 Application Partners Source: IHS, CCM Market Data, Rubber, Chamical Consultants, Unicamp, ABRAFATI, FGV, Mordor Intelligence, RISI, Hawkins Wright, Ibá, ABIMCI, BNDES, Maxiquim, Suzano 50 + USD Bn /year Suzano Biostrategy Potential addressable markets (USD Bn/year) 30 Expand boldly into New Markets

Fossil to Fiber Relevant market growth The interest in sustainable products reinforces our differential Annual textile production per fiber (M tons) The textile industry today: 8%-10% of greenhouse effect emissions 20% of water pollution due to industrial waste USD500 Bn/year in lost value due to underutilization of clothes and lack of recycling 6 6 6 27 26 26 53 68 79 5 7 9 92 107 119 2012 2018 2023e Souce: United Nations Alliance for Sustainable Fashion, Hawkins Wright Synthetic Cotton Others Wood Textile Market 31 Expand boldly into New Markets

JV with Spinnova announced Textile Fibers Building partnerships in a market with more than 100 Mt and looking for sustainable solutions Exclusive supply of MFC to the JV First project in Finland Start up 1Q22 Rights of 50% participation in wood based projects First project in Finland Start up 2Q22 Mechanical refining Pulp Micro Fibrillated Cellulose (MFC) Certified wood Staple Fiber/Filament Extrusion and drying Fiber suspension 32 IPO Spinnova Market Cap (06/30): € 514 million Suzano’s stake: 20% Expand boldly into New Markets

0.1 0.2 2.0 1.0 3.0-4.0 2020 (actual) 2030 2050 Carbon Credits Demand – 2030 and 2050 scenarios (billion tonnes CO2eq per year) Carbon markets advancing Source: Network for Greening the Financial System (NGFS) - Taskforce on Scaling Voluntary Market Report 2021 Suzano can contribute to addressing this huge demand Avoided nature loss Nature based sequestration Emissions avoidance/ reductions Commitments to date (> 700 large companies) Taskforce experts survey 33 Expand boldly into New Markets

Structured carbon project Structured carbon project Learning Process Understanding carbon markets and regulatory frameworks Advocacy Process Explaining our competitive advantage Screening Process Identifying opportunities within our value chain Negotiation Process Materializing opportunities for value creation Implementation Process Registering and veryfing carbon sequestration Goal to anticipate negotiation and monetization 22 Million Tons CO2eq already identified Sources: State and Trends on Carbon Pricing, May2020 World Bank Group , Refinitiv, January 2021 34 Expand boldly into New Markets

Avenue Play a leading role in sustainability 35

Strategy Strategic Vision Approach Assumptions ENVIRONMENTAL SOCIAL BUSINESS Commitments Integrated to the business Driven by innovability Systemic Transparent and facilitating dialogue Generating shared value From the inside out Transforming the present Enabling the transition Bulding the future To be protagonists and agents of change in the joint development of innovative and sustainable solutions to society's challenges. It is only good for us if it is good for the world Generate and share value People that inspire and transform Culture Drivers Ambition To be best in class in efficiency, profitability and sustainability: from the forest to the customer Be an agent of transformation in accessing and expanding new markets from our biomass To be a reference in sustainable and innovative solutions for the bioeconomy and environmental services Purpose Renewing life inspired by trees Sustainability 36

37

LTG Governance and Variable Compensation: (Management) Collective Goal: Diversity and Inclusion 100% wth at least one ESG target Individual Goals: Linked to LTG Since 2020... 38 Play a leading role in sustainability ESG Compensation ESG: 10% of short-term variable compensation in 2021

*All goals for 2030, except Diversity and Inclusion (2025). • Reduce by 70% the industrial solid waste sent to our own or third- party landfills, transforming them into by-products WASTE • 15% reduction in scope 1 and 2 emissions per ton of production • Net removal of 40 million tons of carbon from the atmosphere CLIMATE CHANGE • Forest: Increase water availability in 100% of critical watersheds • Industry: Reduce by 15% the volume of water withdrawn in industrial operations WATER Commitments to Renewing Life POVERTY • Lift 200,000 people out of poverty in our areas of operation. • Increase renewable energy exports by 50% ENERGY • Increase the education index (IDEB) by 40% in all priority municipalities EDUCATION • Have 30% of Women and 30% of Black employees in leadership positions (functional managers and above) • Achieve 100% inclusive environment for LGBTI+¹ • Ensure 100% accessibility and achieve a 100% inclusive environment for people with disabilities (pwds) DIVERSITY AND INCLUSION INDUSTRY AND INNOVATION • Offer 10 million tons of products from renewable source that can replace plastics and other petroleum products. BIODIVERSITY CONSERVATION • Connect half a million hectares of priority areas for biodiversity conservation in the Cerrado (brazilian savannah), Atlantic Forest, and Amazon.. 39

Additional relevant topics 40 Forestry Management Water Management Climate Strategy Social and Territorial Development Play a leading role in sustainability

2019 2020 GRI 187 241 SASB 23 46 Stakeholder capitalism metrics 62 100 Climate change 37 122 Additional Indicators 52 92 251 439 New guidelines Also Position Papers publicly available Annual Report third- party audited by Bureau Veritas Progress in Transparency and Accountability Reported Indicators¹ ¹ The amounts are not cumulative, as a single indicator may meet different guidelines. Click here to access our Indicators Center 41

68% June 2021 Also moving forward on TCFD recommendations Source: Compliance analysis using the criteria of the Recommendations Maturity Map of Accounting for Sustainability. Click here to access. Governance Strategy Metrics and Targets Risk Management 63% 75% 75% 67% 42

Top 3 improvements Eco-efficiency Biodiversity Risk Management 2020 scores: DJSI Emerging Markets (Score: 71) Low Risk BBB B Ongoing action plan targeting ESG Rankings 2021 cycle Source: Suzano 43

Agenda 44 Company Overview 1 Business Strategy Operational & Financial Highlights 2Q21 2 4 Addressable Market 3

2020 2025 35.8 40.4 Organic growth 4.6 Mt Tissue Packaging Specialties P&W China    ➔ Europe   ➔  N. America     World     over +1.5% 0.5% to +1.5% -0.5% to +0.5% below -0.5% (p.a.)    Source: Suzano BI Mt Organic demand to grow 4.6 million tons in the next 5 years Global Hardwood Demand Share of global paper market 10% 40% 23% 27% Share of global market BHKP demand 48% 7% 25% 19% 45

2020 2025 35.8 40.4 Organic growth 4.6 Mt Organic demand to grow 4.6 million tons in the next 5 years Global Hardwood Demand Mt Fiber to Fiber Fossil to Fiber to be boosted by Source: Suzano BI 46

2005 2020 49% 58% BHKP market share in BCP Demand 1% BHKP substitution of BSKP consumption in tissue production generates 90k tons annual opportunity Pillars supporting substitution More versatile paper machines Limited new BSKP supply Cost competitiveness Fiber improvements % Source: Suzano BI 2015 2020 Comparable BSKP Tensile Index (Resistance) Nm/g +25% Suzano Pulp 47 BHKP has been gaining relevance over BSKP

1.0 Mt in 5 years Fiber to Fiber: other factors ⚫ Reducing RCP/SOP availability ⚫ Reduction in nonwood pulp production in China ⚫ De-integration due to lack of wood availability increasing the addressable market New opportunities will bring potential for demand growth Source: Suzano BI 48

Some opportunities can even result in exponential growth over the years Fossil to Fiber 190 million tons single use plastic market Unleashed potential Brand owners aim to reduce plastic footprint and consumers are more engaged in acquiring sustainable products First estimates account for paper addressing plastic substitution in the next 20 years(1) 32 million tons Source: Suzano BI | (1) “Breaking the plastic wave” study from Pew Trusts (2020) supported by University of Oxford and Ellen Mcarthur Foundation 49

Global Market Hardwood Demand Mt 2020 Organic Growth Fiber to Fiber 2025 Fossil to Fiber 35.8 4.6 1.0 At least 41.4 Unleashed potential Total pulp market will expand with major gain coming for BHKP Source: Suzano BI 50

Capacity Investment Pipeline 51 392 472 0 0.5 1 1.5 2 2.5 - 200 400 600 800 1,000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Europe - BHKP China - BHKP China - BHKP (CPI Ajusted) Capacity Additions (‘000 ton ) (2) Pulp Prices - CIF Europe/China (US$/ton) (2) Suzano (1) Partially integrated production (2) Sources: Hawkins Wright, Poyry and Suzano; PIX China List Price until April 2017 and PIX China Net Price afterwards (3) Gross capacity, does not consider the closure of Line 1 in Horcones plant (Source: RISI) (4) Adjusted to March 2021 (5) Papergrade volumes uncertain. DPW swing capacity. Metsa Horizonte 2 APP South Sumatra(1) Klabin Guaíba II Oji Nan tong Montes del Plata Eldorado Maranhão Chenming Zhanjiang APP Guangxi Rizhao Três Lagoas Kerinci PL3 Fray Bentos Santa Fé Mucuri Nueva Aldea Veracel APP Hainan Valdivia Jacarei Aracruz MAPA(3) UPM Uruguay (4) Bracell(5)

Technical age and scale 52 drive production planning PM capacity, 1000 t/a Hardwood (BHKP) Market Pulp Note: Domestic captive excluded Source: Pöyry | 3Q20 PM capacity, 1000 t/a Softwood (BSKP) Market Pulp WEAK STRONG Technical age, years WEAK STRONG Technical age, years 0 500 1000 1500 2000 2500 3000 3500 0 5 10 15 20 25 30 0 600 1200 1800 0 5 10 15 20 25 30 Suzano Asia/Oceania Europe/Africa North America South America Três Lagoas Imperatriz Aracruz Mucuri Veracel Jacareí Limeira

Agenda 53 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highlights 2Q21 4

1 TOP 5 do Focus. Revenues mostly from international markets 54 25% 29% 35% 36% 39% 43% 32% 29% 26% 28% 24% 22% 42% 42% 39% 36% 37% 35% 6.1 5.6 7.0 8.7 6.6 5.9 2015 2016 2017 2018 2019 2020 Net revenues (US$ billion) Asia Europe Americas Note: Pro forma figures of Suzano and Fibria historical data (2015 – 2018). Average FX rate of R$3.33 in 2015, R$3.49 in 2016, R$3.19 in 2017, R$3.65 in 2018, R$ 3.95 in 2019 and R$5.16 in 2020. End Use Pulp Others P&W 16% Tissue 64% Specialties 13% 7% Note: LTM 2Q21 figures.

1 TOP 5 do Focus. Adjusted EBITDA and Operational Cash Generation 55 ¹ Excludes sales from the commercial agreement with Klabin. ² Operational Cash Generation = Adjusted EBITDA less cash Sustaining CAPEX. Adjusted EBITDA and Margin¹ R$ and US$ million and (%) 10,724 14,949 18,550 2,718 2,900 3,448 41% 49% 54% 2019 2020 LTM 2Q21 Operational Cash Generation² R$ and US$ million 7,063 11,543 14,641 1,790 2,239 2,722 2019 2020 LTM 2Q21

1 TOP 5 do Focus. Pulp 56 1 Excluding Klabin sales revenue. Robust sales volume and higher prices provide record quarterly EBITDA BRL USD Net Average Price – Foreign Market (per ton) Sales Volume ('000 tons) R$ MM R$/ton Average FX Adjusted EBITDA1 and EBITDA Margin (%) R$ 5.39 R$ 5.47 R$ 5.30 R$ 5.42 2,570 2,214 2,778 2,653 2,537 2Q18 2Q19 2Q20 1Q21 2Q21 10,380 LTM 2Q21 2,536 2,913 3,370 2,803 2Q20 1Q21 2Q21 LTM 2Q21 470 532 636 518 3,862 4,466 5,496 55% 59% 65% 2Q20 1Q21 2Q21 1,391 1,683 2,166 1,626 16,876 59% LTM 2Q21

1 TOP 5 do Focus. Pulp Cash Cost 57 1 2016-2018 figures adjusted by inflation (IPCA). 2016-2018 consider pro-forma Suzano+Fibria cash-cost. Competitiveness improvement recently pressured by higher commodity prices 697 649 662 596 599 600 622 623 680 2017 2018 2019 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Cash Cost Ex-downtimes1 R$/ton

1 TOP 5 do Focus. Paper 58 ¹ Excluding Consumer Goods. | 2 Excluding the impact of Management LTI. 1Q20: R$30/ ton | 4Q20: R$46/ ton | 1Q21: R$57/ ton | LTM 1Q21: R$ 44/ton. Solid operational and commercial performance, with improved price and sales mix, led to record EBITDA per ton Paper Sales¹ ('000 tons) Net Average Price (R$/ton) Local Foreign Adjusted EBITDA from Paper2 R$/ton R$ MM 177 169 110 176 182 87 112 91 88 84 264 281 202 264 266 2Q18 2Q19 2Q20 1Q21 2Q21 710 370 1,080 LTM 2Q21 1,552 LTM 2Q21 3,998 4,192 4,441 4,066 3,700 3,800 3,900 4,000 4,100 4,200 4,300 4,400 4,500 0 0.2 0.4 0.6 0.8 1 2Q20 1Q21 2Q21 LTM 2Q21 254 373 416 2Q20 1Q21 2Q21 1,259 1,412 1,564 1,356

1 TOP 5 do Focus. Financial Management 59 Average Cost (in US$): Amortization Schedule (US$ billion) 4.4% p.y. 87 months Net Debt (billion) and Leverage (in times) Average Term: Jun/20 In US$ In R$ In US$ In R$ Mar/21 Jun/21 Jun/20 Mar/21 Jun/21 -1.0 -10.7 12.4 11.6 11.4 67.9 66.3 57.2 Jun/20 Mar/21 Jun/21 Coluna1 Jun/202 Mar/213 Jun/214 Coluna2 5.6x 3.9x 3.3x 4.7x 3.8x 3.1x Jun/20 Mar/21 Jun/21 2.3 0.5 2,8 0.2 0.6 0.3 1.6 2.7 8.7 Liquidity 2021 2022 2023 2024 2025 2026 onward ▪ Cash on hand ▪ Stand-by facility

1 TOP 5 do Focus. Financial Management 60 1Considers other exchange and monetary variations and the result of commodity hedges and embedded derivative.. Hedging policy provides better protection and cash conversion for 2021 Portfolio renewal - Cash Flow Hedge (ZCC) 807 969 713 961 270 40 4.87 5.22 5.37 5.33 5.31 5.10 5.67 6.12 6.10 6.06 6.01 6.02 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Notional (USD MM) Put (average) Call (average) Financial Result - 2Q21 (R$ billion) -0.9 +7.7 +2.3 -0.6 -0.2 9.7 +2.2 06/30/20: 06/30/21: 4.25 4.72 5.21 6.00 Total Average Portfolio Put / Call Put / Call Effects related to cash flow hedge Interest over debt D FX on debt in US$ D MtM of debt dollarization hedges D MtM of cash flow hedges Effects related to debt management Cash disbursements of debt dollarization hedges Cash disbursements of cash flow hedges Others1 -0.8

1 TOP 5 do Focus. Global and diversified Funding sources 61 Source: Suzano’s financial team, as of June 30, 2020. Adjusted by liability management transactions announced on 07/16/21 and 07/27/21| 1BOND 2026, BOND 2027, BOND 2031, BOND 2032, SLL 2021 Green Bond 9% Sustainability Linked 27% Traditional 64% Funding Sources Non-Trade Finance Related Bank Trade Finance Related Bank 28% International Capital Markets 57% Local Capital Markets 4% 11% 19% 81% International Funding Counterpart Local 36% ESG1

Greenium Green Bonds SLB 2031 e 2032 Traditional Updated on August 16, 2021 62 2025 1.63% 2026 2.04% 2027 2.43% 2029 3.10% 2030 3.22% 2031 3.14% 2032 3.15% 2047 4.65% 1% 2% 2% 3% 3% 4% 4% 5% 5% 0 5 10 15 20 25 30 YTM (%) Avarege Term (Years) -7bps -8bps

Rating Outlook BBB- BBB- Stable Stable Investment Grade Baa3 Stable G-Spread Issues maturing in 2030/2031, IP 2029, were used for the purpose of comparison| G-spread updated on Aug 21, 2021. Source: Bloomberg 63 With a view to becoming even more competitive VALE IP GERDAU SUZANO SLB CMPC BRAZIL ARAUCO KLABIN SLB BRASKEM PETROBRAS BRF 111 119 127 136 140 150 166 191 205 218 257

Capital Allocation With a robust free cash flow no trade-off is needed… FREE CASH FLOW WITH FINANCIAL DISCIPLINE Play a leading role in sustainability Be “Best-in-Class” in the Total Pulp Cost vision Maintain relevance in Pulp, through good projects Expand boldly into New Markets Advance in the links of the chain, always with competitive advantage & Dividends Main allocation &&&& 64

Update 65 CAPEX GUIDANCE 2021 Capex (R$ billion) 2Q21 6M21 2021e Sustaining 1.0 2.0 4.0 Forest and Land 0.1 0.2 0.7 Expansion, Modernization and Others¹ 0.0 0.2 0.5 CERRADO PROJECT 0.2 0.2 1.0 TOTAL 1.3 2.6 6.2 ¹ Includes Port Terminals and Others as detailed on the 2Q21 earnings release.

Agenda 66 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highlights 2Q21 4 Backups Covid-19 Maintenance Schedule Pulp Market Finance ESG

Agenda 67 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highlights 2Q21 4 Backups Covid-19 Maintenance Schedule Pulp Market Finance ESG

Less exposed to social risk Socio-economically diverse What we have learnt from the Covid-19 pandemic... At the society level: To be even more connected and supportive Related SDGs Long Term Goals for Suzano Mitigate income inequality | Education Investments of R$185 million to protect people and society Hospital construction and assistance in regions Where we operate Participation in a project to produce 6,500 ventilators Liquidity program for small suppliers and service providers Income generation initiatives for nearby communities Technical assistance for indigenous and other traditional communities to access public policies during emergencies Joint efforts to accelerate vaccination program for the Brazilian population 68

What we have learnt from the Covid-19 pandemic... At the company level: To be even more resilient and competitive % Source: Suzano and Ibá -60% -40% -20% 0% 20% 1Q20 2Q20 4Q20 3Q20 ∆% vs YoY - Rest of Brazilian Uncoated Paper Consumption ∆% vs YoY - Suzano Direct Sales Network 54% 1% Suzano % E-Commerce Suzano Total E-Commerce Sales +8x 2019 FY R$51 million 2020 FY R$451 million YoY Uncoated Paper Consumption - Brazil Revenue (R$ million) and share (%) E-commerce sales in the direct go-to-market channel +53p.p. V-shape recovery 1st Semester 2019 2nd Semester 2020 4 330 69

What we have learnt from the Covid-19 pandemic... At the planet level: To be even more guided by Purpose Our Purpose In action... ● Storing more tons of carbon, for an even more positive climate impact ● Production that preserves the native vegetation and biodiversity ● Using only raw materials from renewable sources, beginning with planted and harvested eucalyptus ● Replacing other materials and much more... ● Developing packaging that is recyclable and biodegradable 70

Agenda 71 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highlights 2Q21 4 Backups Covid-19 Maintenance Schedule Pulp Market Finance ESG

Maintenance Downtimes - Schedule ¹ Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons. ² Includes integrated capacities and fluff. 72 Mill – Pulp Capacity 2020 2021 2022 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Aracruz - Mill A (ES) – 590 kt No downtime Aracruz - Mill B (ES) – 830 kt Aracruz - Mill C (ES) – 920 kt Imperatriz (MA)² – 1,650 kt No downtime Jacareí (SP) – 1,100 kt No downtime Limeira (SP)² – 690 kt Mucuri - Mill 1 (BA)² – 600 kt No downtime Mucuri - Mill 2 (BA) – 1,130 kt No downtime Suzano (SP)² – 520 kt No downtime Três Lagoas - Mill 1 (MS) – 1,300 kt No downtime Três Lagoas - Mill 2 (MS) – 1,950 kt No downtime Veracel (BA)¹ – 560 kt No downtime

Agenda 73 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highligts 2Q21 4 Backups Covid-19 Maintenance Schedule Pulp Market Finance ESG

Paper & Board Production and Fiber Furnish Source: RISI, PPPC, Poyry, and Suzano BI 74 Total Paper Production (2019e) Fiber Consumption Virgin Pulp Market Pulp Bleached Chemical Pulp (BCP) Others 9 Packaging 262 Tissue: 40 Newsprint 17 Integrated 110 P&W 87 Softwood 21 Non-Wood:9 Recycled 201 Mechanical: 5 Virgin 175 Market Pulp 67 Unbleached: 2 BCP 60 385 Hardwood 34 Fluff: 6 60 414 177 67

Paper & Board Production and Fiber Furnish Source: RISI and Suzano BI 68% 19% 5% 4% 4% Containerboard Tissue Packaging Paper P&W Others 242 RCP Global Demand by End-Use in million tons 69% 7% 31% 10% At-Home 27% 25% 19% Away from Home 7.4 3.0 7% N. America Europe LATAM Others Asia RCP usage by tissue segment and region in million tons RCP correponds to 26% of total fiber consumption in tissue production 75

Chinese Growth Source: PPPC – W20 (Dec/2020) and Chinese Demand Report 76 China’s demand of BHKP by Country in million tons China’s Share of Market Pulp in million tons 0 5,000 10,000 15,000 20,000 2013 14% 2018 23% 2020 2008 21% 2009 17% 2010 2012 22% 2011 23% 2016 23% 2014 25% 2015 29% 29% 2017 29% 33% 2019 41% Eucalyptus % of the Total global Market Pulp Hardwood 15,891 9,477 3,492 2,187 71 358 306 13,965 8,278 2,815 2,273 76 310 213 1 2 3 4 5 6 7 Canada BHKP Total Latin America Others Indonesia USA Western Europe 2020 2019

Supported by Chinese and Tissue Source: PPPC – W20 (Dec/2020) and Chinese Demand Report 77 Chinese Market Pulp Demand in million tons 2015 2020 2025e 2021e 17.1 25.8 26.0 29.9 +0.2/y +1.0/y +1.7/y market dynamics Tissue Consumption per Capita, 2020 in kgs per year Tissue Demand by main regions in million tonnes 24.0 16.0 15.0 7.0 6.0 6.0 1.0 Western Europe North America Eastern Europe Japan LATAM China Other Europe 16 16 17 18 19 19 20 9 9 10 10 10 10 10 9 9 9 9 9 9 9 5 5 6 6 6 6 6 0 5 10 15 20 25 30 35 40 45 50 2019 2020 2021e 2022e 2023e 2024e 2025e North America Asia Rest of the World

Risks to Southeast Asia woodchips supply 78 Vietnam 40% Australia 27% Chile 13% Thailand 6% S. Africa 6% Brazil 4% Others 4% 24.9 Million BDMT Woodchips Supply for Asia in 2018 2018x2023 2023x2028 Vietnam 22% -4% Australia -23% -19% Chile -34% -10% Thailand 39% 10% S. Africa -5% -3% Brazil 33% 8% Others 26% 13% Increased domestic demand from Arauco MAPA Lack of new planting after 2008 Woodchips Supply Availability Forecast

Global End Use Consumption Growth 79 1 Most recent update available, yet not considering Covid-19 potential impacts. Source: Source: AFRY (Dec, 2020) , Suzano BI Demand Growth 2018-2031 in million tons 56 56 56 56 56 56 56 56 56 56 56 56 48 50 51 52 53 54 55 56 57 58 59 60 169 175 180 185 190 195 199 204 208 213 217 221 40 41 43 44 45 46 47 48 50 51 52 53 85 87 86 85 83 82 81 80 79 77 76 75 399 409 416 422 427 433 439 444 449 455 461 466 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 Tissue P&W Containerboard Specialties Cartonboard +55 (+4.5/yr) 1

Global End Use Consumption Growth 80 1 Most recent update available, yet not considering Covid-19 potential impacts. Source: AFRY (Dec, 2020) Share on total fiber consumption 1 Packaging 20 40 60 80 100 0 2 1 3 -3 -1 -2 Estimated demand growth until 2031 (%p.a.) Uncoated Mechanical Emerging Markets: 2.2% p.a. Mature Markets: -0.2% p.a. Uncoated Woodfree Coated Woodfree Tissue Containerboard Paperboard Other Coated Mechanical Newsprint Average growth of 1.3% p.a.

Pulp 1Source: Bloomberg. March 26, 2021 2BHKP China Lower volatility when compared to other commodities 81 Historical Volatitlity of Commodities (US$)1 9% 16% 20% 20% 21% 24% 28% 28% 48% BHKP LME Metais Cattle Copper Soy Iron Ore Nickel Sugar Crude Oil

Agenda 82 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highlights 1Q21 4 Backups Covid-19 Maintenance Schedule Pulp Market Finance ESG

Synergies Updated Steady state in full capacity Note: Include implementation costs (R$ 60 million) and do not include production reduction 2019a R$ 763 M 2020e 2021e R$ 1,000 – 1,000 M R$ 1,100 – 1,200 M 2019a R$ 763 M R$ 1,317 M 2020a Ebitda Cash Cost 76% 57% 19% Others 24% Non Ebitda Capex + Tax 83

Tax synergy[1]

		2020 onwards[3]:
Adjusted Balance Sheet to fair value[2] (EBT reduction)	R$18.0 bn	~R$1.2 bn annually
Goodwill[2] (tax base reduction)	R$7.9 bn	~R$0.8 bn annually
Total	**R$25.9 bn**	**R$2.0 bn annually**

~ R$0.6 bn of tax benefit/year

[1] On top of the operational synergies.

[2] Based on PPA as disclosed on 2019 Financial Statements – Note 1.2 (1.2).

[3] Estimate considering 10 years fiscal amortization period.

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Suzano's tax structure

	Description and Amount	Maturity
(-)Deductible accounting expense	Annual deduction: R$1.2 bn (based on 10yr average)	According to assets maturity
(a) EBT	**As stated in the income statement**	
(-)(b) Goodwill (Fibria acquisition)	Annual deduction: R$790 mn (based on 10yr average) Tax benefit: ~R$270 mn	2029[1]
(+/-)(c) Exchange variation (cash)	----------	----------
(+/-)(d) Other	----------	----------
Tax base before compensations	**(a) + (b) + (c) + (d)**	
(e) (-) Tax loss carryforward	- Up to 30% of tax base before compensations - Balance up to Jun/21: R$4.5 billion (base)	Undefined
(f) Tax base	Tax base before compensations – tax loss carryforward (e)	----------
(g) Income tax	Tax base (f) * 34%	----------
(h) (-) SUDENE	75% reduction of the annual payable Income Tax[2]	2024 - Mucuri line 1 and Imperatriz 2027 – Mucuri line 2
(i) (-) Federal tax credits	Balance Jun/2021: - PIS/COFINS: R$842 million - Withholding tax (IR and CSLL): R$175 million - Reintegra: R$101 million	Undefined
Cash Tax	**Income Tax (g) – SUDENE (h) - Tax Credits (i)**	

[1]Based on PPA as disclosed on Financial Statements (ii) [2]Benefit does not include CSLL (Social Contribution) reduction

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FX risk management ¹ Sensitivity at each R$ 0.10/US$ variation ² Net exposure as of December 2020. ~ R$ 500 million EBITDA Hedging Policy Debt Hedge Target: Net debt 100% denominated in USD Operating Hedge Target: 40% to 75% of the following 18 months Current: 74% of net exposure² Revenue COGS SG&A Sustaining Capex 89% USD 33% USD 24% USD 11% USD ~ R$ 600 million Operational Cash Generation Sensitivity¹ 100% of hedging contracts with no margin calls 86

Agenda 87 Company Overview 1 Business Strategy Addressable Market 2 3 Operational & Financial Highlights 2Q21 4 Backups Covid-19 Maintenance Schedule Pulp Market Finance ESG

1

Initiatives

Capture even more

Carbon

- 15% reduction in scope 1 and 2 emissions per ton of production
- Net removal of 40 million tons of carbon from the atmosphere

We are carbon negative and we want to go further: we will reduce emissions and increase the capture CO_2 through eucalyptus plantation and environmental restoration

Over 40% of our total areas is earmarked for conservation, one of the largest in the world

This includes the **Neblinas Park**, an environmental reserve in the Atlantic Forest, managed by the Ecofuturo Institute

Removals (Millions tCO2eq)

38% (15.2 Mton)

Goal achievement status in 2020

Emissions – scope 1 and 2 – (tCO_2/t)

64% (0.1929)

Goal achievement status in 2020

Increase in the forestry base and higher **productivity**

Improved efficiency of industrial operations (~77% of Scope 1 and 2 emissions).

Implementing of efficiency projects:

Industrial

- Replacement of natural gas with biomass in the boilers
- Gasification of biomass

Forest Logistics:

- Optimization of routes using artificial intelligence
- Increased use of the six trailer road train
- Use of electric trucks

88

Initiatives Increase the efficiency in steam generation, allowing more availability for the turbines and, consequently, more energy generation. 2 We produce our own renewable energy and export the surplus to the grid Provide Clean Energy Use data science to determine the optimal steam generation and distribution point, in order to improve turbine energy efficiency. We produce our own renewable energy and export the surplus to the grid 0% (193 MWh) Free energy exported to the grid(Mwh) o Increase renewable energy exports by 50% Goal achievement status in 2020 89

Initiatives Commercialization of industrial waste for usage in recycling industries, agriculture, and forestry. Waste o Reduce by 70% the industrial solid waste sent to our own or third-party landfills, transforming them into by- products Reuse the Implementation of Waste treatment plants Sending waste to the external waste treatment units. We seek to increase our productivity and ensure excellent levels of eco-efficiency in our operations 3 44.3 31.7 20.4 13.3 Baseline 2018 2020 1° sem. 2021 Goal 2030 *Meta 2021: 28,1 kg/t Composting industrial waste for use in forestry operations. Production of soil acidity correctives with inorganic residues. 40.6% (31.7 kg/t) Industrial Waste sent to landfills (kg/t) Goal achievement status in 2020 90 suzano

4

Initiatives

Offer products of *renewable* origin

- To offer 10+ million tons of products from renewable sources that can replace plastic and other petroleum-based products.

We want to provide **renewable alternatives to many products used in our daily lives**, that is, which come from nature and are renewable in a short span of time.

Wave 1: Up to 200k tonnes
2020-2024

Wave 2: Up to 1.2M tonnes
2025-2026

Wave 3: 10 M tonnes
2027-2030

Products of renewable origin (millions tonnes)

~0%

Goal achievement status in 2020

Paper instead of plastic: diverse types of paper packaging, cups and straws as more sustainable alternatives.

Lignin: an organic derivative of wood that is an alternative to fossil-based substances in applications designed to produce rubber, resins and glue.

Fuel: bio-oil is an alternative to fossil fuels made of eucalyptus

Yarn for fabrics and clothing:

- Microfibrillated cellulose can be used to produce yarn with lower water consumption, without chemicals and lower CO_2 footprint
- Spinnova JV project under construction

91

Initiatives Use of recycled water in machinery Selection of critical and manageable watersheds by environmental, social and forest occupation criteria. Definition of baselines for the critical watersheds Hydrological research and monitoring. Reduction of the planting density in critical watersheds. 5 The eucalyptus plantations, the native forests and the Suzano plants are directly dependent on water, and the effort to take care of this resource is everyone's responsibility. Water o Forest: Increase water availability in 100% of critical watersheds o Industry: Reduce by 15% the volume of water withdrawn in industrial operations Changing equipment to improve water efficiency Forest Management (%) Water withdrawal reduction (m3/t) 26.7% (28.6 m³/t) 0% Goal achievement status in 2020 Goal achievement status in 2020 92

Initiatives Income generation and autonomy projects: 1) Rural Land Development Program 2) Beehives 3) Sustainable Extractivism 4) Crafts 5) Territorial Sustainability (indigenous) We invest in improving the quality of public education in municipalities considered to be priorities for our operations. +6,700 direct beneficiaries 6 We invest in initiatives to reduce social inequalities through income generation and education programs. o To lift 200,000 people from poverty in our areas of operation. o Increase the education index (IDEB) by 40% in all priority municipalities People lifted out of poverty IDEB Evolution (%) The programs are in transition to work in 8 strategic axes. +10k families attended. +R$47 million income generated by the programs. 0% 1,1% (2,285 people) income Mitigate the problem of distribution Goal achievement status in 2020 Goal achievement status in 2020 93

Initiatives Career Acceleration and Mentoring for Women and Black People Inclusive literacy for top leadership Adaptation of processes, language and infrastructure to promote inclusion Expansion of communication, training and internal engagement actions focused on respect for pluralities. Short list for internal and external processes: 50% women and/or black people 7 Promote Diversity and Inclusion o Have 30% of Women and 30% of Black employees in leadership positions (functional managers and above) Development and Culture Attraction and Hiring Until 2025 1, The leadership position includes functional managers, executive managers, directors and executive directors Women in leadership positions¹ Black employees in leadership positions¹ 19% 0% 0% We want to guarantee an environment where all people can feel represented, embraced and respected to be who they really are Goal achievement status in 2020 Goal achievement status in 2020 94

Initiatives Attraction and Hiring: - Creation of an LGBTQIA+ talent pool and inclusive positioning when advertising job openings to the market. - Mapping of positions and active hunting for PCDs Awareness and Literacy: - For middle managers and employees of all units with the objective of reducing cases of discrimination against LGBTQIA+ and PCDs Development and retention: - New self-declaration of sexual orientation and gender identity - Complementary technical training Mobilization - Remodeling of the company's industrial and administrative units. 7 We want to guarantee an environment where all people can feel represented, embraced and respected to be who they really are o Achieve 100% inclusive environment for LGBTI+¹ o Ensure 100% accessibility and achieve a 100% inclusive environment for people with disabilities (pwds) *Meta 2021: 93,8% In 2020, we adopted new methodologies for measuring inclusive environment and accessibility, which generated a new baseline. Inclusive environment for LGBTQIA+ (%) Inclusive environment for PCDs (%) 0% 0% Acessibilility to PCDs (%) 0% Goal achievement status in 2020 Goal achievement status in 2020 Goal achievement status in 2020 Promote Diversity and Inclusion Until 2025 95

Initiatives 8 Biodiversity Connect half a million hectares of priority areas for biodiversity conservation in the Cerrado (brazilian savannah), Atlantic Forest, and Amazon. conservation With the ambition of reversing biodiversity loss and generating a positive impact on nature, Suzano is committed to connecting fragmented natural areas • Implementation of biodiversity corridors at the landscape scale • Creation of a network of protected areas • Conservation of threatened primate and palm populations • Establishment of a business model that generates shared value • Implementation of biodiverse production models • Alleviation of anthropic pressures on biodiversity Protect Connect Engaje *Goal released in 2021 Connected areas (ha) 96

Forestry base

~40%

of its total area devoted to conservation
(~900 k hectares)

32K

hectares undergoing restoration of native habitat

100% **constantly monitored**

suzano

Sustainable Forest Management Model

All Suzano industrial units are certified:

- Forest Stewardship Council® (FSC®)[1] and/or CERFLOR® / PEFC
- **87% of Certified Areas** using mosaic technique and landscape management

Committed to zero deforestation

- Operations only on **already anthropized areas**
- **Wood purchase policy** and forest management plans
  - ✓ **100% chain of custody** certification
  - ✓ **100% traceability**: sourcing and supply of wood
  - ✓ New **position paper** available on our website
- **Aiming for** biodiversity maintenance / enrichment, soil conservation, carbon sequestration and stock, etc.
- **Committed to responsible water use**

[1] License code FSC-C010014

97

Wood Purchase Policy 98 ● 100% of the wood used in the production process is controlled (traceability) ● Compliance with the chain of custody management systems Forest Stewardship Council® (FSC®) and Cerflor® / Programme for the Endorsement of Forest Certification (PEFC) ● Commitment to prevent sourcing and supply of wood from: 1 Illegally harvested wood 2 Wood harvested in violation of traditional and human rights 3 Wood harvested in forests where high conservation values are threatened by management activities 4 Wood harvested in forests being converted to plantations or non- forest use 5 Wood from forests in which genetically modified trees are planted

Eucalyptus & Water 1) Water Use Efficiency Public Source: Novais (1996), Atlas da Água (2005), Waterfootprint (2021) 0.4 1.3 2.5 1.2 1.7 2.5 4.3 6.0 10.0 15.4 Eucalyptus Atlantic Forest Cerrado Maize Soybean Rice Chicken Meat Pork Cotton Beef (m3 / Kg) Wood (Brazilian Savanna) Our partnerships 99

Eucalyptus & Water A pioneering target on land use We are committed to keep on searching for improvements to optimize the use of natural resources. LTG: we will increase water supply in environmentally sensitive areas (6% of our planted areas) Eucalyptus and Natural Forests mosaic model promotes water regulation and conservation Forest Management Practices • Diversify ages (mosaics) • Adequate planting density • Forest restoration • Optimize forest cycle • Crop livestock forestry integrated system LTG: Long Term Goal 10 0

Water in industrial operations 101 Water body (rivers) Pulp and paper production 20% 80% ● Suzano returns about 80% of the water withdrawn from the river as treated effluent. ● High efficiency in the use of water – withdraw is below the BAT of IPPC (Integrated Pollution Prevention and Control), which is within 30-50m³/adt. Recirculation of around 5 times Returns as treated effluent Evaporation Pulp and paper – final product Water withdraw 22 – 32m³/adt

Climate Strategy Public engagement 102 • Support to TCFD: First Latam non-financial company case study in TCFD Hub • Climate change discussion in the board • GHG inventory verified by third party • Corporate Risk Matrix includes climate change risks • 15.2 million tons of CO2 of positive balance reached in 2020

Climate Strategy In the concept of the new economic model, there is no way to exclude the role of the forest regarding climate change • Even more climate positive – Remove 40 million tons of CO2 from atmosphere (Scopes 1, 2 and 3) • Reduce specific emissions by 15% (Scopes 1 and 2) About 86% of the Company’s electric energy is based on renewable fuels Verifyed by 2020 Greenhouse Gas Removals and Emissions (tCO2e/ton) Capture (native forest and Eucalyptus plantation) +1.65 Emissions (scopes 1, 2 and 3) - 0.33 Balance (capture – emissions) + 1.32 2030 Long Term Targets related to Climate Change public disclosure available at Suzano’s Indicators Center http://centraldeindicadores.suzano.com.br/en/tcfd/ 103

Main leverages to the Long-term goal 104 Improve Removals • Forestry base expansion • Adaptation research to Climate stress • Increase of forestry productivity • Forestry protection (prevention of forestry loss – native and eucaliptus) • Environmental restoration (protection and conservation area) Emission intensity reduction • Production Increase • Increase the use of renewable sources in ou industrial operations (increase the use of biomass and black liquor) • Efficiency improvement and substitution of fuels in industrial operations • Increase of energy generation, reducing its purchase of the grid Climate Strategy

Engagement Agreement expectations Challenging Commitments Suzano is deeply engaged on COP26 agenda both in Brazil and international scope, actively participating of several discussions on prioritary topics: • Carbon markets • Nature Based Solutions • Innovative fundings We have the expectation that the negotiation parties reaches an agreement that regulates the functioning of a regulated carbon market and the definition of measurement and emission reduction methodologies. We are encouraging the private sector to increase the target and speed of its climate commitments starting today. Committing to deliver until 2050 or even 2030 may be too late. The emission reduction needs to be accelerated and aggressive, being complemented by carbon capture. Sovereigns also need to have its role with ambitious NDC goals. Suzano @ COP26 105

Carbon intensity: tonnes of CO2 per tonne of pulp, paper and paperboard Suzano is already well below 2 degrees scenario 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 0.64 0.41 0.35 0.37 0.21 0.19 0.27 0.48 0.18 IP UPM CMPC Stora Enso Mondi Paris Pledges 2 degrees Below 2 degrees 0.19 Scenarios *Source: Transition Pathway Initiative (TPI) 106

1,6°C <1,5°C <2,0°C 2030 Target: 0.1813 tCO₂e/t Target classification Paris Agreement Note: 2015 baseline: 0.2133 tCO₂e/t, 2030 target: 0.1813 tCO₂e/t, 2020 progress: 0.1929 tCO₂e/t Commitments to Renewing Life: Reduce 15% of GHG emissions (Scope 1 and 2) by ton of product by 2030 107

108 Social and Territorial Development ● Risk and cost reduction: operational and reputational ● Certification demands adherence ● Income generation and education improvement as drivers for life quality increase and financial self-sufficiency ● Open dialogue and programs jointly developed with traditional communities, NGOs, social movements, government and other companies PDRT +4,000 families Attended R$ 1,431 Families’ average income 111 communities Attended Territorial Sustainability R$ 881 Families’ average income 31 communities Attended 9 different Indian ethnicities 2,976 families Attended +1,000 families Attended R$ 1,668 Families’ average income 76 communities Attended 1,664 tons of honey production (30% of São Paulo state production) Beehives Examples

Fight inequality

Resilient Territories

Connect arrangements of economic and educational development:



Developed together with stakeholders
01
Territorial Innovation Laboratories
02
Communication
03
Management of the Multidimensional Poverty Index
04
Education
05
Strengthening of the Social Fabric
06
Income Generation and Diversification
07
Relations with Traditional Communities



IMPLEMENTATION
GROWTH
MATURITY
~15 thousand people
~50 thousand people
~135 thousand people
2020 - 2022
2023 - 2026
2026 - 2030

* The performance target reflects the current Suzano outlook, which is subject to change, according to the socioeconomic situation of the places involved.

109

Rural Land Development Program (PDRT) PDRT participates in territorial development through dialogue with neighboring rural communities, strengthening their organizations and networks. Its purpose is to enhance the activities in each territory with technical support in three pillars: management, production and marketing by participating associations and cooperatives. The program follows agroecological principles, which include agricultural practices that incorporate social, environmental, cultural and ethical aspects. R$ 1,034.25 Average household income 111 communities Served +3,600 families Participating 28 municipalities Featured: The amount traded by the beneficiary associations exceeded R$ 36 million in 2020. Projects Social Development 110

This initiative aims to foster the honey production chain in the regions where the company operates, contributing to income generation and improving the quality of life of the communities involved. Partner beekeepers receive support in the implementation of new technologies, technical assistance in production and training in management and marketing of the product, stimulating the activity. Beehives Projects Social Development Projects Social Development Beehives is the largest private beekeeping program in the country, and it has completed 20 years in 2020. R$ 1,0713.45 Average household income 1,200 tons of honey production, in 2020 This production generates approx. R$ 14 million (Brazilian currency) in revenues, which boosts the economy in the municipalities. + 1.281 families are attended 111

Projects Social Development

Other projects and numbers

INDIGENOUS COMMUNITIES

Territorial Sustainability

3,000 families served
31 communities
5 indigenous ethnicities

R$ 806,009.00
Revenue generated in 2019

Restore the conditions to exercise socio-cultural habits, affirm their ethnic identity and carry out sustainable economic practices

URBAN COMMUNITIES

Sustainable Extractivism

221 families
8 communities

R$ 1,477
Average household income

R$ 2.3 million
Revenue generated in 2020

Rescues traditional practices, production of mesocarp flour, babassu oil, açaí pulp and handcrafts

URBAN COMMUNITIES

Crafts

152 families

R$ 3,498
Average household income

Featured
Exhibition at Tomie Ohtake Institute

PARTNERSHIPS

Responsible Network

Rede Responsável

R$ 26,248,481.00
raised

Total partners and grants:
198
New Partners and Grants 2019: **46**

The Responsible Network shares information, products, resources and services to invest in strengthening socio-environmental initiatives

FSC:
No non-conformities and observations in 2019

For every R$1.00 invested **we generate R$7.00 in the community**

112

GMO 113 ● Suzano has no genetically modified trees deployed in commercial operations at this time. ● Plant biotechnology to improve forest yield and forest protection. ● FuturaGene undertakes extensive biosafety evaluation of new varieties, including human and animal safety and environmental impact, under normatives determined by the National Biosafety Technical Commission (CTNBio). ● Environmental impact assessment protocol of CTNBio includes studies to evaluate if the GM variety impacts the environment differently from conventional varieties. ● Policy of open dialogue with multiple stakeholders with respect to the Suzano’s GM program (including NGOs, certification bodies, smallholder farmers, agricultural associations and customers).

Investor Relations www.suzano.com.br/ir ir@suzano.com.br